PROMISSORY NOTE


$8,000,000.00                                          As of September 3, 1996



         FOR VALUE RECEIVED, DONNKENNY APPAREL, INC., a Delaware corporation with an address at 1411 Broadway, New York, New York 10018 ("Maker"), hereby promises to pay to the order of Mel Weiss ("Holder"), on January 13, 1996 (the "Maturity Date"), at such place as Holder may direct, in lawful money of the United States, the principal amount of EIGHT MILLION DOLLARS ($8,000,000.00), which principal amount shall be subject to reduction in accordance with paragraph 1 below, with interest payable on such principal amount at the rate of six percent (6%) per annum.

         This Note is being issued pursuant to the Stock Purchase Agreement of even date between Maker and Holder. Capitalized Terms used herein but not defined herein shall have the respective meanings set forth in the Stock Purchase Agreement.

         1. The principal amount of this Note shall be reduced on the Maturity date in the amount, if any (the "Reduction Amount"), equal to the sum of (i) any and all Affiliate Liabilities that have not been released or discharged at no cost to Maker or the Companies on or prior to such date; and (ii) the Lonestar Reduction, if the Lonestar Shares have not been purchased by Maker on or prior to such date. No interest shall be payable on the Reduction Amount. Additionally the principal amount of this Note shall be reduced by the amount listed on the books of the Companies which are the subject of the Stock Purchase Agreement as owing to Holder or his family as of August 31, 1996 and which are not paid prior to the Maturity Date, with such reduction taking effect when determined.

         2. In the event this Note is not timely paid in full, or in the event the Maker shall become insolvent or become unable to pay its debts as they mature, or shall file, or have filed against it, a petition in bankruptcy, then the outstanding balance then due hereunder (including principal and accrued interest) shall accelerate and become immediately due and payable, and shall thereafter accrue interest at the rate of twelve (12%) percent per annum, payable on demand.

         3. Maker waives presentment, demand for payment, protest, notice of protest, notice of dishonor and all other notices under this Note.

         4.       This Note may not be assigned by Maker or Holder.







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         5. This Note shall be governed by the laws of the State of New York, without regard to its principles of conflicts of laws. This Note supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Note may not be changed or terminated orally. No modification, termination or attempted waiver of any of the provisions of this Note shall be valid unless in a writing signed by the party against whom the same is sought to be enforced. In the event of a conflict between the terms of this Note and the terms of the Stock Purchase Agreement, the terms of the Stock Purchase Agreement shall govern.





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         IN WITNESS WHEREOF, Maker has executed this Note as of the date written above.


                                     DONNKENNY APPAREL, INC.


                                     By:  /s/ Richard Rubin
                                        ----------------------------------
                                        Name:  Richard Rubin
                                        Title: President and Chief Executive
                                               Officer


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